EXHIBIT 99.1

HEXO Corp. enters into $65 million bank debt facility

GATINEAU, Quebec, Feb. 15, 2019 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO” or the “Company”) (TSX: HEXO; NYSE-A: HEXO) is pleased to announce it has entered into a syndicated credit facility with Canadian Imperial Bank of Commerce (“CIBC”), as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and Bank of Montreal as Co-Lead Arranger and Syndication Agent (together with CIBC, the “Lenders”). Under the terms of the credit facility, the Lenders will provide HEXO up to C$65 million of secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range over its three-year term.

The credit facility consists of a C$50 million term loan and a C$15 million revolving loan, with an uncommitted option to increase the facility by up to C$135 million, subject to the satisfaction of certain customary legal and business conditions.  Both loans mature in 2022. HEXO may, at its discretion, repay the balance of the loans without penalty, at any time.

The proceeds of the term loan will be used to partially fund the expansion of HEXO’s Gatineau, Québec facility and leasehold improvements to its newly leased facility in Belleville, Ontario. The proceeds of the revolving loan will be used for general corporate purposes and working capital.

The interest rate for the loans is a set margin over the Canadian dollar prime rate or a bankers’ acceptance of appropriate term. Based on the current Canadian dollar prime rate, the interest payable is expected to be in the mid to high 5% per annum range over the term of the loans.

The credit facility is secured by HEXO and its subsidiaries, including against HEXO’s facilities in Gatineau, Québec and Belleville, Ontario, and contains customary financial and restrictive covenants. Additional details on the credit facility can be found in the Company’s documents, which will be filed under the Company’s profile on SEDAR at www.sedar.com.

About HEXO

HEXO Corp. is an award-winning consumer-packaged goods cannabis company that creates and distributes award-winning products to serve the global cannabis market. As one of the largest licensed cannabis companies in Canada, HEXO Corp. operates with over 1.3 million sq. ft. of facilities in Ontario and Quebec and a foothold in Greece with plans to establish a Eurozone processing, production and distribution centre. We serve the Canadian adult-use market under the HEXO brand while continuing to provide our medical cannabis clients with consistent access to Hydropothecary medical cannabis products.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:

Jennifer Smith
1-866-438-8429
invest@hexo.com

Media Relations:

Sarah Brown
media@hexo.com

Director:
Adam Miron
819-639-5498